UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CA, Inc.
(Name of Subject Company (issuer))
CA, Inc. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, par value $.10 per share
(including the Associated Rights to Purchase Series One Junior Participating Preferred Stock, Class A)
(Title of Class of Securities)

12673P105
(CUSIP Number of Class of Securities)

Kenneth V. Handal
Executive Vice President, General Counsel and Corporate Secretary
CA, Inc.
One CA Plaza
Islandia, New York 11749-7000
(631) 342-6000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Robert W. Downes
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*
In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
  ☒
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Schedule TO relates solely to certain preliminary communications made before the commencement of a tender offer by CA, Inc. (the "Company") for up to 40,816,327 shares of its common stock, par value $.10 per share, including the associated rights to purchase Series One Junior Participating Preferred Stock, Class A, under our Rights Agreement, dated June 18, 1991, as amended May 17, 1995, May 23, 2001 and November 9, 2001, at a price of not less than $22.50 nor greater than $24.50 per share.

        This Schedule TO is not an offer to buy or the solicitation of an offer to sell any shares of any class of the Company's common stock. The Company has not yet commenced the tender offer described herein. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of shares of the Company's common stock. The solicitation of offers to buy shares of the Company's common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission's website at www.sec.gov or from the information agent, Innisfree M&A Incorporated, by calling 877-750-9501 (U.S. & Canada) or 412-232-3651 (Other countries) or 212-750-5833 (Banks & Brokers). Stockholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

Exhibits No.	Description
99.1	Press Release